United States securities and exchange commission logo





                              September 30, 2022

       Qiong Jin
       Chief Executive Officer
       Golden Heaven Group Holdings Ltd.
       No. 8 Banhouhaichuan Rd
       Xiqin Town, Yanping District
       Nanping City, Fujian Province, China 353001

                                                        Re: Golden Heaven Group
Holdings Ltd.
                                                            Amendment No. 2 to
Draft Registration Statement on Form F-1
                                                            Submitted September
21, 2022
                                                            CIK No. 0001928340

       Dear Ms. Jin:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 2 to Draft Registration Statement on Form F-1

       Cover Page

   1. We note your response to comment 2 and reissue. On your cover page, please provide cross-references to
your discussion in the prospectus summary and summary of risk factors where you
discuss the risk that, to the extent cash or assets in the business are in the PRC or a PRC
entity, the funds or assets may not be available to fund operations or for other use outside of
the PRC due to interventions in or the imposition of restrictions and limitations on the
ability of you or your subsidiaries by the PRC government to transfer cash or assets.
Currently, you only provide cross-references to the risk factors.
 Qiong Jin
Golden Heaven Group Holdings Ltd.
September 30, 2022
Page 2


2. We note your response to comment 3 and reissue. On your cover page, please provide cross-references to your discussion in the prospectus summary and summary risk factors where you discuss the limitations on your ability to transfer cash between you and your subsidiaries and investors. Currently, you only provide cross-references to the risk factors.
Financial Statements
Note 3. Restatement, page F-12

3. We note your response to comment 6 and reissue the comment in part. Please revise your financial statements to label them as restated and provide the disclosures required by ASC
      250-10-50-7, including disclosing in greater detail the nature of each income statement and cash flow error and disclosing the impact of the cash flow errors on your cash flows related to operating activities, investing activities and financing activities for each period presented.
        You may contact Nasreen Mohammed at 202-551-3773 or Rufus Decker at 202-551-
3769 if you have questions regarding comments on the financial statements and related matters. Please contact Alyssa Wall at 202-551-8106 or Donald Field at 202-551-3680 with any other questions.



                                                             Sincerely,
FirstName LastNameQiong Jin
                                                             Division of
Corporation Finance
Comapany NameGolden Heaven Group Holdings Ltd.
                                                             Office of Trade &
Services
September 30, 2022 Page 2
cc:       Ying Li
FirstName LastName